ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the accompanying consolidated balance sheet of Entourage Mining Ltd (the “Company”) (an exploration stage company) as at December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31 2007 and 2006 and for the cumulative period from June 16, 1995 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors and reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of another auditor, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and for the period from June 16, 1995 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 10, 2008

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2007	2006

ASSETS

Current
Cash	$2,239	$126,611
Advances and prepaid expenses	1,084	27,994
Goods and services and Quebec sales tax recoverable	16,484	35,442
	19,807	190,047
Equipment (Note 3)	2,763	3,716

	$22,570	$193,763

LIABILITIES

Current
Accounts payable and accrued liabilities	$39,564	$73,099
Due to related parties (Note 6)	119,653	29,352
	159,217	102,451

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 9 and 10)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
76,981,894 common voting shares (2006 – 76,015,227)	12,383,714	12,125,964

Additional paid in capital	3,035,356	2,922,282

Deficit accumulated during the exploration stage	(15,555,717)	(14,956,934)
	(136,647)	91,312

	$22,570	$193,763

Subsequent event (Note 4b)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

		YEARS ENDED				June 16, 1995
						(inception)
		DECEMBER 31				To
						December 31,
		2007		2006		2007
	$		$		$
Expenses
Amortization		953		1,303		5,081
Consulting		58,594		70,166		208,235
Consulting – stock based compensation (Note 5)		101,774		2,027,384		2,713,558
Financing fee – stock based compensation (Note 5)		11,300		-		11,300
Interest expense		1,119		1,139		12,949
Management fees		195,000		100,500		647,154
Mineral property costs (Notes 4 and 11)		61,462		632,122		10,990,909
Office and sundry		56,532		66,262		449,011
Professional fees		34,568		53,359		331,266
Travel and promotion		77,481		65,593		253,416

Loss Before Taxes		(598,783)		(3,017,828)		(15,622,879)

Deferred tax recovery (Note 7)		-		44,667		67,162

Net Loss		(598,783)		(2,973,161)		(15,555,717)

Loss Per Share, basic and diluted		(0.01)		(0.04)

Weighted Average Common Shares Outstanding,
basic and diluted		76,751,437		74,380,281

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 108,000 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $0.18 per share inclusive of 132,500 shares as finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $0.39 per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004, carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 295,000 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $0.15 per share	250,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $0.15 per share inclusive of 200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $0.30 per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $0.25 per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000 flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	76,015,	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$0.30 per share deemed price	500,	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$0.15 per share	50,	8,760	-	-	-	8,760
March 31, 2007, shares issued for Pvt. Placement at US$0.15per share net of finder’s fee of $4,537	266,	41,647	-	-	-	41,647
Stock based compensation		-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$0.15 per share	50,	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$0.20 per share	100,	23,306	-	-	-	23,306
Loss for the year		-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	76,981,	12,383,714	-	3,035,356	(15,555,717)	(136,647)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		to
			December 31,
	2007	2006	2007
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(598,783)	(2,973,161)	(15,555,717)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization	953	1,303	5,081
Stock based compensation	113,074	2,027,384	2,724,858
Shares issued for mineral property acquisition	175,530	51,772	9,030,361
Shares issued for debt	23,306	-	23,306
Deferred tax recovery	-	(44,667)	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	26,910	(23,910)	(1,084)
Goods and services & Quebec sales tax recoverable	18,958	(10,091)	(16,484)
Accounts payable and accrued liabilities	(33,535)	(58,604)	39,564
Due to related parties	90,301	(24,398)	422,651
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(183,286)	(1,054,372)	(3,394,626)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	58,914	701,402	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	58,914	701,402	3,404,710

INCREASE (DECREASE) IN CASH	(124,372)	(352,970)	2,239
CASH, BEGINNING	126,611	479,581	-

CASH, END	2,239	126,611	2,239

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities
The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial reserve, the Company would enter the development stage.

Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $598,783 for the year ended December 31, 2007, and has accumulated a net loss of $15,555,717 since its inception. The Company has no sources of revenue. The continuance in the future of the Company is dependent upon its ability to obtain additional financing as needed and ultimately upon future acquisition, exploration and development of profitable operations from its mineral property interests. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. All inter-company transactions have been eliminated upon consolidation.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. In the event that mineral property acquisition costs are paid with Company shares, those shares are valued at the estimated fair value at the time the shares are due.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares. Because the Company has not yet earned the legal rights to its mineral properties under option agreements, all option payments have been expensed to date.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these financial statements, the Company has incurred only property acquisition option payments and exploration costs which have been expensed as incurred.

To date the Company has not established any proven or probable reserves on its mineral properties.

c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value for stock based transactions. Other areas requiring estimates include deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

e)	Environmental Costs

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

f)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance.

g)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

h)	Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Financial Instruments (continued)

The fair value of amounts due to related parties is not determinable as they have no repayment terms and similar market interest rates do not exist (Note 6).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 4) is not determinable at the current stage of the Company’s exploration program. No value has been assigned by management. The Company does not use any derivative or hedging instruments.

i)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting of income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on December 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies SFAS No. 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this standard, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 did not have a material impact in the financial statements during the period ended December 31, 2007.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Stock Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006 the first day of the Company’s fiscal year 2006.

k)	Loss Per Share

Basic loss per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding for the year. Diluted loss per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented, diluted loss per share is equal to basic loss per share as the effect of potential dilution of securities is anti-dilutive.

l)	Government Grants

The Company is eligible for certain grants from the Province of Quebec, Canada. The Company recognizes these grants once the amount is determinable and collection is reasonable. Government grants are accounted for as an offset of mineral property costs.

m)	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Recent Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact SFAS 160 will have on the Company’s financial statements upon adoption.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

3.	EQUIPMENT

		2007			2006
	Cost	Accumulated	Net			Net
		depreciation	Book	Cost	Accumulated	Book
			Value		depreciation	Value

	$	$	$	$	$	$
Office furniture	2,812	1,516	1,296	2,812	1,192	1,620
Computer equipment	5,033	3,566	1,467	5,033	2,937	2,096
	7,845	5,082	2,763	7,845	4,129	3,716

4.	MINERAL EXPLORATION PROPERTIES

a)	Nevada Property – Black Warrior Project

Pursuant to the terms of a Mining Sublease and Option to Purchase Agreement, dated June 1, 2004, the Company acquired a mining lease and an option to acquire a 100% interest in and to certain patented and un-patented mineral claims located in Esmeralda County, Nevada. The lease was for an initial ten-year term with ten one year extensions available and was subject to a 3% NSR.

There was no exploration work done on the Black Warrior Project in 2006 and in November 2006 the Company informed the Lessor of its intend to relinquish its interest in the Black Warrior project. On December 6, 2006 the Company paid $7,500 (the estimated cost of reclamation) to the Lessor (Goodsprings Development Corp.) to remediate the property.

b)	Doran Property (Quebec)

i)
By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);

b.	$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);

c.
$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 4b iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii)); and

d.
$75,000 (paid in 2008 by Abbastar – Note 4b v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 4b iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii)	The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES (continued)

	b)	Doran Property (Quebec) (continued)

iii)
On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by spending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv)	In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v)
On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property.

c)	Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005. as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

(i)	a cash payment of $220,000 on or before November 15, 2005 (paid);

(ii)
making the following exploration expenditures on the property:
(a) $100,000 on or before December 31, 2005 (completed February 2, 2006);
(b) An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement; extended to July 1, 2007 per agreement dated June 30, 2006; extended to Sept 15, 2007 by agreement dated August 20, 2007);
(c) An additional $450,000 on or before November 15, 2006 (extended to November 15, 2007 by agreement dated June 30, 2006) and
(d) An additional $450,000 on or before November 15, 2007 (extended to November 15, 2008 by agreement dated June 30, 2006).

(iii)	Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, the Company will have exercised the Option as to a 25% interest in the property.

(iv)	Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

(v)	The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM Diamonds Inc. (“CMKM”) and United Carina Resources Corp. (“United Carina”) the Company increased its interest in the Hatchet Lake property from an option to acquire 10% to an option to acquire 50%, by assuming all of the interests of CMKM in the Hatchet Lake properties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

c)	Hatchet Lake Property (Saskatchewan) (continued)

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

The 15,000,000 shares paid as consideration for the Hatchet Lake property were not distributed to the CMKM shareholders as per the assignment agreements. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against CMKM seeking to have the court set aside the assignment agreement between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 15,000,000 shares (the “Shares”) paid to CMKM for the Hatchet Lake property. (Note 10)

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

d)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010" or the “Operator”) to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan.

Under the terms of this agreement the Company issued 33,888,888 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") on January 3, 2006 of which 30,000,000 common were issued to CMKM and 3,888,888 shares were issued to 1010. The 33,888,888 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

In consideration of this option agreement, the Company has agreed to spend $2,500,000 on the Smeaton/Forte a la Corne properties over five years. There is no timetable or minimum requirements for these expenditures and the Company may, at its election, decide to pay the $2,500,000 in cash or in common shares of the Company to 1010. During 2006 the Company advanced $79,172 to 1010 (2005 - $121,458) as payment towards the maintenance of the claims under option.

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that `it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 and mining best practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007. Accordingly no accrual has been made for this contingent liability. To date, no collections or other proceedings have been commenced by 1010.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

d)	The Smeaton/Forte a la Corne Property (Saskatchewan) (continued)

The agreement stated that the 30,000,000 shares were to be distributed to the CMKM shareholders and 1010 was to operate the Smeaton exploration in a “workmanlike fashion”. CMKM failed to distribute the 30,000,000 shares and the Company maintains that 1010 failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the Option agreement between the Company and the Defendants and requesting that the defendants return the 30,000,000 shares paid to CMKM and the 3,888,888 shares paid to 1010 for the Smeaton property. (Note 10).

e)	Forte Diamond Property (Saskatchewan)

On October 20, 2005, the Company entered into an agreement (the “Forte Diamond agreement”) with CMKM and Nevada Minerals, Inc. (a private Nevada corporation). The Company acquired all of CMKM's interest, in the agreement dated July 18, 2004, between CMKM and Nevada Minerals Inc. The Company acquired the right to an undivided 36% interest in the Forte diamond property, for consideration of the issuance of five million shares of the Company to CMKM shareholders. Upon completion of the due diligence on the Forte Diamond property in 2006, the Company decided not to proceed with this acquisition.

5.	CAPITAL STOCK

	a)	Issued Shares

		i)	On January 3, 2006 the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (c), (d) and (e)).

ii)
On May 24, 2006, the Company closed a flow through private placement of 340,000 units at US $0.25 for total proceeds of $93,585 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering one full purchase warrant may purchase an additional share at US $0.30 for two-years). Both the common shares and the share purchase warrants comprising the units are flow-through.

iii)
On December 27, 2006 the Company closed a non-brokered flow through private placement of 200,000 units at $0.23 for proceeds of $46,000. Each unit consists of one flow through share and one-half flow through warrant enabling the purchaser to exchange one full flow through warrant for one flow through common share at a price of $0.35 for a period of two years.

iv)
On March 7, 2006 the Company issued 125,000 shares for a consideration of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran Property situated in southeast Quebec.

v)
During the year ended December 31, 2006, 410,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options. Pursuant to exercise of warrants 744,500 shares were issued at $0.30 per share and 955,000 shares were issued at US$0.25 per share.

		vi)	During the year ended December 31, 2007, 100,000 incentive stock options with an exercise price of US $0.15 were exercised by two optionees for proceeds of $17,267 (US$15,000)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

	a)	Issued Shares (continued)

vii)
On March 12, 2007, the Company issued 500,000 shares at a price of US$0.30 per share, to the vendor of the Doran property pursuant to the revised option agreement for a consideration of $175,530 (US$150,000).

viii)
On March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units for gross proceeds of $46,184 (US $40,000) and the Company paid $4,537 as finder fee. Each unit       consists of one share and one-half warrant. Each full warrant is exercisable at a price of US$0.25 on or before March 30, 2008. .

		ix)	On June 18, 2007, the Company issued 100,000 shares at a price of US$0.20 per share, pursuant to an agreement to settle a debt of $23,306 (US$20,000).

	b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123R, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period.

In January 2006 the Company filed a form S-8 to register shares issuable under the Company’s Stock Option Plan which provides that a total of 7,200,000 shares of common stock can be issued as incentive stock options to directors, employees and consultants of the Company. During January 2006, the Company granted to directors, employees and consultants, stock options to purchase 3,500,000 shares at U.S. $0.40 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $1,717,984 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 3.05 years.

On June 30, 2006, the Company granted to directors, employees and consultants, additional stock options to purchase 1,550,000 shares at U.S. $0.30 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $309,400 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 2.58 years.

On Feb 27, 2007, the Company repriced 5,050,000 of its incentive stock options (1,550,000 options originally priced at US$0.30 and 3,500,000 options originally priced at US$0.40) to US$0.25. The expiry date of the options remained unchanged at Feb 2, 2009. A fair value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

On October 22, 2007 the Company cancelled options to acquire 250,000 shares at US$0.25 per share.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

	b)	Stock Options (continued)

On June 22, 2007, the Company granted to a consultant to purchase 250,000 shares at US$0.15 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $8,874 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 119%, (3) risk free interest rate of 4.14% and, (4) expected life of 1.29 years.

Activity under the SOP is summarized as follows:

		Weighted
		Average Exercise	Weighted
	Options	Price (U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2005	1,850,000	0.15	2.99
Granted	5,050,000	-	-
Exercised	(410,000)	-	-
Balance December 31, 2006	6,490,000	0.32	2.09
Cancelled	(250,000)	-	-
Granted	250,000	-	-
Exercised	(100,000)	-	-
Balance, December 31, 2007	6,390,000	0.225	1.09

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP at December 31, 2007:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $0.15 -
U.S. $0.25	6,390,000	1.09	U.S. $0.225	6,390,000	U.S. $0.225

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

	c)	Warrants

On November 12, 2007, the Company extended the expiry date of 5,333,334 warrants from November 17, 2007 to November 17, 2008. A fair value of $11,300 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 50%, (3) risk free interest rate of 4.14% and, (4) expected life of 1 year.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2005	11,511,334	0.68	3.61
Granted	270,000	-	-
Exercised	(1,699,500)	-	-
Expired	(3,878,500)	-	-
Balance, December 31, 2006	6,203,334	0.25	0.90
Granted	133,333	-
Exercised	-	-
Expired	(600,000)	-
Balance, December 31, 2007	5,736,667	0.253	0.85

The following table lists the common share warrants outstanding at December 31, 2007. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

170,000	U.S. $0.30	May 23, 2008
5,333,334	U.S. $0.25	November 17, 2008
100,000	CDN $0.35	December 27, 2008
133,333	U.S. $0.25	March 30, 2008
5,736,667

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2007 of $119,653 (2006 - $29,352) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2007 the Company incurred $195,000 in management fees to its directors and officers (2006 - $100,500). (Refer to Note 9.)

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

7.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2007	2006
	$	$
Loss before income taxes	(598,783)	(3,017,828)
Corporate tax rate	34.1%	34.1%

Expected tax expense (recovery)	(204,185)	(1,029,079)
Increase (decrease) resulting from:
Amounts not deductible for tax	37,148	699,319
Renounced exploration expenditures	-	44,667
Change in deferred tax asset valuation
allowance and other	167,037	240,426

Deferred tax provision (recovery)	-	(44,667)

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2007	2006
	$	$
Mineral properties tax base in excess of carrying value	2,897,000	3,652,000
Non-capital losses available	368,000	343,000
Other	18,000	18,000
Potential deferred income tax assets	3,283,000	4,013,000
Less: valuation allowance	(3,283,000)	(4,013,000)
Net Deferred Income Tax Asset	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,348,000 (2006 - $974,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$

2008	59,000
2009	59,000
2010	73,000
2014	212,000
2015	211,000
2026	307,000
2027	427,000
1,348,000

The Company has certain resource related deductions and other losses of approximately $10,771,000 (2006 - $10,710,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December, 2007	Year ended December, 2006
Cash paid during the year for:
Interest	$453	$343
Income taxes	$-	$-

During the year ended December 31, 2007, the Company issued 100,000 shares to satisfy a debt of $23,306.

During the year ended December 31, 2007, the Company issued 500,000 shares at a value of $175,530 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

During the year ended December 31, 2006, the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (c) and (d) )

During the year ended December 31, 2006, the Company issued 125,000 shares at a value of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

9.	COMMITMENTS

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. As well, the existing consulting agreement for the president was revised to $7,500 a month and the existing consulting agreement for the corporate communications person was revised to $5,000 a month. All these agreements can be cancelled on 30 days notice to the other party in writing.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 48,888,888 shares of common stock (the “Consideration Shares”) of the Company capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 48,888,888 Consideration shares, 15,000,000 shares were paid for the Hatchet Lake property and 33,888,888 shares were paid for the Smeaton property. Furthermore 3,888,888 shares of the Smeaton Consideration shares were paid to the property vendor, 1010 and the remaining 45,000,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 45,000,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 3,888,888 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010. failed to provide documentation requested by the Company to have a National Instrument 43-101 compliant report completed on the Smeaton property.

The Company has filed all required documentation with the courts for the process of examination for discovery but has not received the same from CMKM or 1010. The Company has requested of both defendants appropriate dates for trial but no response in forthcoming at the time of this report.

The outcome of the above legal proceedings is not presently determinable, and the amount of the ultimate recovery, if any, can not be reasonably estimated at this time so no accrual has been recorded in the current year end.

11.	GOVERNMENT GRANTS

The Company is entitled to apply for certain refundable tax credits in respect of qualifying mining exploration expenses incurred in the Province of Quebec, Canada. This tax credit recovery has been applied against the exploration costs incurred. In 2007 the Company received a total of $150,723 in refundable taxes and mining duties (2006 – $57,745) applied for in tax returns for December 31, 2006.